Exhibit 99.3

EXPRO LTD
2018 MANAGEMENT INCENTIVE PLAN

(As Amended and Restated Effective as of July 13, 2026)

SECTION 1. Purpose. The purposes of this Expro Ltd 2018 Management Incentive Plan and the UK sub-plan (as they may be amended from time to time, the “Plan”) are to promote the interests of Expro Ltd, an exempted company incorporated under the laws of the Cayman Islands, and its Related Affiliates and subsidiaries (individually, and collectively, the “Company”) by (i) attracting and retaining top talent and (ii) increasing the interests of Persons providing services to or for the benefit of the Company through participation in the growth in value of the Company through the issuance of performance-based incentives.

As consideration for the provision of certain services to the Company by Participants, the Company shall grant Incentive Plan Awards to Participants as it deems appropriate pursuant to the terms and conditions of the Plan and the applicable Grant Agreement.

SECTION 2. Definitions. Any capitalized term that is used but not otherwise defined in the Plan shall have the meaning assigned to such term in the Prior Shareholders’ Agreement. The following terms shall have the meaning specified below:

(a) “Board of Directors” shall mean the Board of Directors of the Company.

(b) “Cause” shall mean, unless otherwise set forth in the Grant Agreement: the Participant’s (i) fraud, misconduct or gross negligence in connection with the Participant’s performance of duties which is detrimental to the Company, (ii) conviction or plea of nolo contendere to any crime or offense constituting a felony or an indictable offense or for a violation of criminal laws involving the Company or its business or involving moral turpitude or (iii) material breach of any employment or service contract, or other agreements, with any entity in the Company or a material violation of any policies of the Company. Notwithstanding the foregoing, if “Cause” is defined in an agreement between the Participant and any entity within the Company governing the terms of Participant’s employment with, or services to, the Company, then “Cause” shall have the meaning, and shall be determined pursuant to the applicable procedures, set forth in such agreement.

(c) “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the U.S. Department of the Treasury regulations thereunder.(d) “Committee” shall mean the Compensation Committee of the Board of Directors. To the extent the Committee delegates authority pursuant to Section 9(d), references to the Committee in the Plan shall, as appropriate, be deemed to refer to the Committee’s delegate.

(e) “Date of Grant” shall mean the date on which an Incentive Plan Award is issued under the Plan pursuant to the applicable Grant Agreement.

(f) “Disability” shall mean, unless otherwise set forth in the Grant Agreement, that the Participant is, by reason of any medically determinable physical or mental impairment that is expected to last for a continuous period of at least twelve (12) months or result in death, either (i) receiving benefits under the Employer’s accident and health plan for at least three (3) months or (ii) unable to engage in any substantial duties and activities of his or her employment.

(g) “Employer” shall mean the Company and any Related Affiliate that employs a Participant.

(h) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(i) “Fair Market Value” shall mean (except as otherwise provided in the Plan or a Grant Agreement) the fair market value of the applicable Incentive Plan Awards, as determined in good faith by the Committee, taking into account the factors that the members thereof, in the reasonable exercise of their business judgment, consider relevant, and as is consistent with the requirements of Section 409A of the Code.

(j) “Fiscal Year” shall mean the Company’s fiscal year, which is the 12-month period beginning on each January 1 and ending the following December 31, or other fiscal year of the Company that the Company may establish.

(k) “Good Reason” shall mean, unless otherwise set forth in the Grant Agreement, without the Participant’s written consent, any material diminution in the Participant’s base salary or cash bonus opportunity, other than a reduction (including a furlough) applicable to senior management level employees; provided, that a termination by the Participant for Good Reason shall be effective only if the Participant gives notice of termination for Good Reason within 30 days of becoming aware of the circumstances giving rise to Good Reason, the Company fails to cure such circumstances within 30 days following the delivery of a notice of termination; and the Participant actually terminates employment within 15 days of such failure to cure. Notwithstanding the foregoing, if “Good Reason” is defined in an agreement between the Participant and any entity within the Company governing the terms of Participant’s employment with, or services to, the Company, then “Good Reason” shall have the meaning, and shall be determined pursuant to the applicable procedures, set forth in such agreement.

(l) “Grant Agreement” shall mean the written agreement by and between the Company and the Participant documenting the issuance of an Incentive Plan Award. In the event of any conflict between the terms of the Plan and the Grant Agreement, the Plan shall govern.

(m) “IRR” is the interest rate at which the net present value of all the cash flows (both positive and negative) associated with the Shareholders’ investment equal zero. It being understood that for the purpose of calculating IRR Thresholds pursuant to the Plan, the initial investment (or cash outflow) is deemed to be at an enterprise valuation of $1,210 million (or $20.69 per share).

(n) “Incentive Plan Award” shall mean an incentive compensation award for a Performance Period under the Plan.

(o) “Ordinary Shares” shall mean ordinary shares of the Company, par value US $0.0001 per share.

(p) “Organizational Documents” shall mean the Company’s Memorandum, Articles of Association, and Prior Shareholders’ Agreement, as they each may be amended or restated from time to time.

2

(q) “Non-Performance” shall mean a Participant’s failure to perform the Participant’s material duties to the Company (other than a failure resulting from the Participant’s incapacity due to physical or mental illness).

(r) “Participant” shall mean an eligible person to whom an Incentive Plan Award is granted pursuant to the Plan, or, if applicable, such other person who holds an outstanding Incentive Plan Award.

(s) “Performance Goal” shall mean one or more objective performance goals established by the Committee with respect to an Incentive Plan Award for a Performance Period. Any Performance Goal may be based upon the performance of the Company, of any Related Affiliate, of a division or unit thereof, or of an individual Participant, using performance measures selected by the Committee. Performance Goals may be absolute, or may be relative to the comparable measure at comparison companies or a defined index. Different performance measures may be given different weights.

(t) “Performance Period” shall mean a Fiscal Year or other period of time (which may be longer or shorter than a Fiscal Year) set by the Committee.

(u) “Prior Shareholders’ Agreement” shall mean the Company’s Shareholders Agreement, dated as of February 5, 2018.

(v) “Public Offering” shall mean an underwritten public offering of securities of the Company pursuant to an effective registration statement under the Securities Act.

(w) “Related Affiliate” shall mean a business or entity that is, directly or indirectly, controlled by the Company.

(x) “Restricted Stock” shall mean Ordinary Shares granted pursuant to the Plan that are subject to certain specified restrictions.

(y) “Restricted Stock Unit” shall mean an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant meet certain Performance Goals and continues to be eligible to participate in the Plan for a specified period of time) granted pursuant to the Plan.

(z) “Sale Transaction” shall mean the consummation of a bona fide sale of the Company (or a bona fide sale of the Company’s Related Affiliates by the Company) whether by (i) a sale, lease, transfer, exclusive license, conveyance or other disposition, in one or a series of related transactions, of more than 50% of the assets of the Company (which may be effected by a merger, equity sale, asset sale or otherwise) or (ii) a transaction or series of transactions (including by way of merger, consolidation, sale of stock or otherwise) the result of which is that any person or “group” (as defined in Section 13 of the Exchange Act), becomes the beneficial owner, directly or indirectly, of more than 50% of the Ordinary Shares entitled to vote for the election of directors to the Board of Directors (or the equivalent shares in the case of a sale by the Company of its Related Affiliates); provided that, the acquisition of more than 50% of the Ordinary Shares by Oak Hill Advisors L.P. and its affiliates shall not be a Sale Transaction.

(aa) For the avoidance of doubt, a Public Offering is not a Sale Transaction for purposes of the Plan.

3

(bb) “Securities Act” shall mean the Securities Act of 1933, as amended.

(cc) “Stock Appreciation Right” shall mean a right granted pursuant to the Plan to receive an amount payable in cash or Ordinary Shares equal to the excess of (i) the fair market value of a specified number of Ordinary Shares on the date the Stock Appreciation Right is exercised over (ii) the fair market value of such shares on the date the Stock Appreciation Right was granted.

(dd) “Stock Option” shall mean a stock option granted pursuant to the Plan.

(ee) “Termination” means, with respect to a Participant, a termination of the Participant’s employment with, or services to, the Company.

SECTION 3. Administration.

(a) The Plan shall be administered by the Committee. Subject to the provisions of the Plan, the Committee shall have full discretionary authority to: (i) administer and interpret the Plan, (ii) approve the individuals eligible to participate in the Plan and award Incentive Plan Awards, (iii) prescribe the terms and conditions of each Incentive Plan Award, including, without limitation, the exercise price, vesting provisions, and setting the performance criteria and performance period for Incentive Plan Awards within the Plan guidelines, (iv) certify attainment of Performance Goals and other material terms, (v) authorize the payment of all benefits and expenses of the Plan as they become payable, (vi) determine the value of any Incentive Plan Award and, if applicable, the number of Ordinary Shares to be made subject to such Incentive Plan Award, (vii) exercise all powers either specifically granted to it under the Plan or as are necessary or advisable in the administration of the Plan, (viii) decide the facts in any case arising under the Plan, (ix) prescribe, amend and rescind rules and regulations relating to the Plan, (x) adopt any sub-plan to the Plan relating to the operation and administration of the Plan for grants of Incentive Plan Awards to Participants residing outside the United States to comply with tax, securities or other non-U.S. legal requirements or to provide favorable tax treatment for an Incentive Plan Award, (xi) correct errors or omissions, to require performance reports on which it can base its determinations, and (xii) make all other determinations necessary or advisable for the administration of the Plan (including but not limited to determinations with respect to whether and under what circumstances or conditions a Participant has had a termination of employment for purposes of the Plan), all of which shall be binding on all persons, including the Company, Related Affiliates, and the Participants (or any person claiming any rights under the Plan from or through any Participant). The Committee’s administration of the Plan, including all rules and regulations, interpretations, selections, determinations, approvals, decisions, delegations, amendments, terminations, and other actions, shall be final and binding on the Company, Related Affiliates, and all Participants and their beneficiaries.

(b) Unless otherwise expressly provided in the Plan or in a Grant Agreement, and subject to any applicable limitations and restrictions set forth in the Organizational Documents, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Incentive Plan Award shall be within the sole discretion of the Committee acting reasonably and in good faith, may be made at any time and shall (in the absence of manifest error) be final, conclusive, and binding upon all Persons, including the Company, Related Affiliates, and all Participants and their beneficiaries.

4

(c) The Committee shall not be liable for any action or determination made in good faith and in compliance with all applicable rules, regulations and laws with respect to the Plan or any Incentive Plan Award issued hereunder to the extent allowed under applicable law.

(d) The Company shall indemnify and defend the Committee to the maximum extent permitted by law for all actions taken on behalf of the Company or the Related Affiliates with respect to the Plan.

(e) Notwithstanding anything set forth herein to the contrary, the Plan is subject to the restrictions and limitations set forth in the Organizational Documents.

SECTION 4. Incentive Plan Awards.

(a) Issuance. The Committee shall have authority, pursuant to the Organizational Documents and subject to the terms and conditions of the Plan, to determine for each Participant, the number of Incentive Plan Awards granted to the Participant, the Performance Goals applicable to such Incentive Plan Awards, and the conditions and limitations applicable to such Incentive Plan Awards. If applicable, each grant of an Incentive Plan Award to a Participant shall specify the period or periods of continuous service by such Participant with the Company that is or are necessary before such Incentive Plan Award shall vest.

(b) Vesting. The Incentive Plan Awards shall vest as provided in the applicable Grant Agreement.

(c) Available Awards. Awards that may be granted under the Plan include Stock Options, Restricted Stock Units, Restricted Stock and Stock Appreciation Rights.

(d) Certification of Performance Goal Achievement. The Committee shall, promptly after the date on which the necessary financial, individual, or other information for a particular Performance Period becomes available, and in any event prior to the payment of any Incentive Plan Award, determine and certify the degree to which each of the Performance Goals has been attained.

(e) Committee Discretion. The Committee shall have the discretion and authority to determine the consequences for the Incentive Plan Award of: (i) a Participant’s termination of employment for various reasons, a Participant’s death or Disability, or a Participant’s change in job titles or responsibilities during the Performance Period, (ii) a Participant’s leaving the Employer and being rehired, (iii) a Sale Transaction or a Public Offering, (iv) a Participant’s leave of absence and (v) similar circumstances deemed appropriate by the Committee, consistent with the purpose and terms of the Plan. If a Participant is on suspension at the time payment would otherwise be made, no payment shall be made until the matter is resolved by the Employer, and it is determined whether the Incentive Plan Award shall be paid or forfeited.

5

SECTION 5. Shares Subject to the Plan.

(a) Ordinary Shares Available. Subject to adjustment as set forth in Section 8, a total of 6,600,000 Ordinary Shares shall be available for the issuance of Incentive Plan Awards under the Plan1. During the terms of the Incentive Plan Awards, the Company shall keep available at all times the number of Ordinary Shares required to satisfy such Incentive Plan Awards. Ordinary Shares available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. Any Ordinary Shares subject to an Incentive Plan Award that is cash-settled, canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan.

(b) No Assurance of Priority. The Company may issue other equity interests that are senior to, pari passu with or subordinate to the Incentive Plan Awards issued or issuable under the Plan in respect of dividends, allocations, voting or any other rights, in each case, in accordance with the Organizational Documents.

SECTION 6. Eligibility. Individuals eligible to participate in the Plan shall consist of those officers and other management associates of an Employer and those select non-management associates whom the Committee determines have the potential to contribute significantly to the success of the Company or its Related Affiliates. For each Performance Period the Committee shall determine which officers, other management associates, and select non-management associates shall participate in the Plan. At any time, including during a Performance Period, the Committee may add additional classes or delete classes of associates for participation in the Plan as it deems appropriate for the Performance Period.

SECTION 7. Amendment and Termination. The Committee may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time in its discretion, provided that a Participant’s consent to such action shall be required if the action, taking into account any related action, would materially and adversely affect such Participant’s rights under the Plan with respect to any Incentive Plan Award previously granted to such Participant. No amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy any applicable laws. At the time of such amendment, the Board of Directors shall determine, upon advice from counsel, whether such amendment will be contingent on shareholder approval.

SECTION 8. Changes in Capital Structure and Other Matters.

(a) No Company Action Restriction. The existence of the Plan, any Grant Agreement and/or the Incentive Plan Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board of Directors or the shareholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s or Related Affiliate’s capital structure or its business, (ii) any merger, consolidation or change in the ownership of the Company or Related Affiliate, (iii) any issue of bonds, debentures or equity interests ahead of or affecting the Company’s or Related Affiliate’s outstanding equity interests or the rights thereof, (iv) any dissolution or liquidation of the Company or Related Affiliate, (v) any sale or transfer of all or any part of the Company’s or Related Affiliate’s assets or business, or (vi) any other corporate act or proceeding by the Company or Related Affiliate, including a Sale Transaction. No Participant, beneficiary or any other Person shall have any claim against the Board of Directors, the Company or any subsidiary, or any employees, officers, shareholders or agents of the Company or any Related Affiliate, as a result of any such action.

1 Shares of common stock of the Predecessor Company issued under the Plan prior to July 13, 2026, shall reduce this share pool on a one-for-one basis.

6

(b) Changes in Capital Structure. Incentive Plan Awards awarded under the Plan shall be equitably and appropriately adjusted or substituted (e.g., to preserve the intrinsic value of each Incentive Plan Award), as determined by the Committee, in the event of (i) changes in the capital structure of the Company by reason of extraordinary dividends, equity splits, reverse equity splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any Incentive Plan Awards, including but not limited to any such action taken in connection with a public offering of the equity interests of the Company, any Related Affiliate or any successor to any of the foregoing or (ii) any change in applicable laws or any change in circumstances which results in or would result in any substantial diminution or enlargement of the rights granted to, or available for, Participants, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan.

SECTION 9. General Provisions.

(a) Transferability. Unless determined otherwise by the Committee, Incentive Plan Awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred by Participant in any manner other than by will or by the laws of descent and distribution.

(b) Acceleration of Vesting. The Committee shall have the power, in its discretion, to accelerate the time at which any Incentive Plan Awards will vest in accordance with the Plan, notwithstanding the provisions in the Grant Agreement stating the time at which the Incentive Plan Awards may vest. To the extent that any Incentive Plan Awards are subject to Sections 409A or 457A of the Code, it is intended that any such amounts payable under the Plan shall either be exempt from or shall comply with those Sections (including Treasury regulations and other published guidance related thereto) so as not to subject the Participant to payment of any other additional tax, penalty or interest imposed under Section 409A or 457A of the Code.

(c) No Rights to Incentive Plan Awards; No Uniformity of Treatment. No Person shall have any claim to be issued any Incentive Plan Awards, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Incentive Plan Awards. The terms and conditions of Incentive Plan Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

(d) Delegation. Subject to the terms of the Plan and the provisions of the Organizational Documents, the provisions of any Grant Agreement and applicable law, the Committee may delegate to one or more of the Company’s executive officers, or committees as may be formed, the authority, subject to such terms and limitations as the Committee shall determine, to issue Incentive Plan Awards to, or to cancel, modify or waive rights with respect to, or to alter, discontinue, suspend, or terminate Incentive Plan Awards held by a Participant.

7

(e) Taxes. By accepting an Incentive Plan Award, the Participant is agreeing to be solely responsible for any and all taxes imposed on the Participant (other than any required Company withholding) by reason of the receipt, vesting, ownership, forfeiture or disposition of an Incentive Plan Award, and allocation of taxable income relating to such Incentive Plan Award, or any other transaction undertaken pursuant to or in connection with the Plan. Without limiting the generality of the foregoing, to the extent permitted by applicable law, the Company shall have the right and is hereby authorized to withhold from any payment due or transfer made under the Plan or from any compensation or other amount owing to the Participant from the Company, the amount of any applicable taxes, and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. Any amounts so withheld shall be treated as having been distributed or paid to the Participant under the Plan or the Organizational Documents. To the extent the Participant is required to pay any amount to the Company in respect of taxes, such amount shall not be treated as a “capital contribution” for any purpose.

(f) Withholding Obligations. To the extent provided by the terms of a Grant Agreement and subject to the discretion of the Committee, a Participant may satisfy any federal, state or local tax or employee social security contributions withholding obligation relating to the exercise or acquisition of Ordinary Shares under an Incentive Plan Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment, (ii) authorizing the Company to withhold Ordinary Shares from the Ordinary Shares otherwise issuable to the Participant as a result of the exercise or acquisition of Ordinary Shares under the Incentive Plan Award, provided, however, that no Ordinary Shares are withheld with a value exceeding the maximum amount of tax or employee social security contributions required to be withheld by law, or (iii) delivering to the Company previously owned and unencumbered Ordinary Shares of the Company.

(g) Grant Agreements. Each Incentive Plan Award granted hereunder shall be evidenced by a Grant Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Incentive Plan Award and any rules applicable thereto, including but not limited to the effect on such Incentive Plan Award of the termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Committee.

(h) No Right to Employment or Other Continued Service. The issuance of an Incentive Plan Award shall not be construed as giving any Participant the right to be retained in the employ of, or in any consulting or other service relationship with any entity within the Company. Further, nothing in the Plan or any instrument executed or Incentive Plan Award issued pursuant hereto shall affect the right of any entity within the Company to terminate (i) the employment of a Participant at any time, for any reason or no reason, with or without notice and with or without Cause, (ii) the service of a Participant pursuant to the terms of such Participant’s agreement with any entity within the Company, or (iii) the service of Participant as a member of the Board of Directors pursuant to the Organizational Documents and any applicable provisions of the state and federal laws, as applicable.

8

(i) Rights as a Shareholder. Subject to the provisions of the applicable Grant Agreement, a Participant or holder or beneficiary of any Incentive Plan Award that results in the issuance of Ordinary Shares shall have rights as a shareholder of the Company only to the extent explicitly provided in the Organizational Documents.

(j) Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board of Directors, nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

(k) No Fractional Shares. No fractional Ordinary Shares shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Incentive Plan Awards or other securities or property shall be issued or paid in lieu of fractional Ordinary Shares or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

(l) Separation From Service Under Section 409A. The Plan is intended to be exempt from, or to comply with, Section 409A of the Code to the extent subject thereto, and shall be interpreted and administered to be in compliance therewith. Notwithstanding any provision to the contrary in this Plan: (i) no amount that is nonqualified deferred compensation shall be payable upon the Participant’s termination of employment hereunder unless the termination of the Participant’s employment constitutes a “separation from service” within the meaning of Section 1.409A-1(h) of the Department of Treasury Regulations, (ii) for purposes of Section 409A of the Code, the Participant’s right to receive installment payments under this Plan shall be treated as a right to receive a series of separate and distinct payments, and (iii) to the extent that any reimbursement of expenses or in-kind benefits constitutes “deferred compensation” under Section 409A of the Code, such reimbursement or benefit shall be provided no later than December 31 of the year following the year in which the expense was incurred. The amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year.

(m) Dispute Resolution. Any dispute or claim arising out of, under or in connection with the Plan, Incentive Plan Award or any Grant Agreement shall be submitted to arbitration in New York and subject to New York laws and shall be conducted in accordance with the rules of, but not necessarily under the auspices of, the American Arbitration Association rules in force when the notice of arbitration is submitted. The arbitration shall be conducted before an arbitration tribunal comprised of three individuals, one selected by the Company, one selected by the Participant, and the third selected by the first two. The Participant and the Company agree that such arbitration will be confidential and no details, descriptions, settlements or other facts concerning such arbitration shall be disclosed or released to any third party without the specific written consent of the other party, unless required by law or court order or in connection with enforcement of any decision in such arbitration. Any damages awarded in such arbitration shall be limited to the contract measure of damages, and shall not include punitive damages.

9

(n) Governing Law; Venue; Waiver of Jury Trial. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of New York without regard to choice of law principles. The Company and each Participant irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in New York County with respect to any litigation or dispute that may arise hereunder and agrees that service of process in any such litigation may be effected by certified mail, return receipt requested, which shall constitute personal service.

(o) Severability. If any provision of the Plan or any Grant Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Incentive Plan Award, or would disqualify the Plan or any Incentive Plan Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws to the extent necessary to so conform and give maximum effect to such provision, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Incentive Plan Award, such provision shall be stricken (subject to the proviso in Section 9(q) below) as to such jurisdiction, Person or Incentive Plan Award and the remainder of the Plan shall remain in full force and effect.

(p) Other Laws. The Committee may refuse to issue or transfer any Incentive Plan Award or any distribution, payment or other transfer of cash, securities or other property under a Incentive Plan Award if the Committee determines in good faith that the issuance or transfer of such other amount would violate any applicable law or regulation; provided, that, to the extent legally permitted, in the event the Committee so determines in good faith that such issuance or transfer would violate any applicable law or regulation, the Committee shall use all reasonable efforts to provide for substitute Incentive Plan Awards or an equivalent economic right to impacted Participants.

(q) No Liability. No shareholder of the Company, the Committee, the Board of Directors, or any Related Affiliate which is in existence or hereafter comes into existence shall be liable to the Participant or any other Person as to: (i) the non-issuance of an Incentive Plan Award or (ii) any tax consequence expected, but not realized, by any Participant.

(r) Non-Exclusivity of Plan. The adoption of the Plan shall not be construed as creating any limitations on the power of the Board of Directors or the Company to adopt such other incentive arrangements as any of them may deem desirable, and such arrangements may be either generally applicable or applicable only in specific cases.

(s) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. When a reference is made in the Plan to Sections, such reference shall be to a Section of to the Plan unless otherwise indicated.

(t) Effective Date, Amendment and Amendment and Restatement. The Plan was originally adopted by Expro Group Holdings International Limited, a Cayman Islands company (“Expro Group Limited”), effective as of February 5, 2018, as the Expro Group Holdings International Limited 2018 Management Incentive Plan. Pursuant to that certain Agreement and Plan of Merger by and among Frank’s International N.V., a public company with limited liability organized under the laws of The Netherlands (“Frank’s”), New Eagle Holdings Limited, a direct wholly owned subsidiary of Frank’s (“Merger Sub”), and Expro Limited, dated as of March 10, 2021, Expro Group Limited merged with and into Merger Sub, with Merger Sub continuing as the surviving company and wholly owned subsidiary of Frank’s (the “Merger”), and Frank’s was renamed Expro Group Holdings N.V. (the “Predecessor Company”). In connection with the Merger, the Plan and outstanding Incentive Plan Awards thereunder were assumed by the Predecessor Company and amended and renamed the Expro Group Holdings N.V. 2018 Management Incentive Plan effective as of October 1, 2021. In connection with the change of the Predecessor Company’s corporate domicile from The Netherlands to the Cayman Islands pursuant to a series of transactions resulting in the Predecessor Company merging with and into the Company (the “Redomiciliation”), with the Company continuing as the surviving company, the Plan (as amended and restated herein) and all outstanding Incentive Plan Awards thereunder were assumed by the Company effective as of July 13, 2026.

(u) Expiration Date. The Plan shall expire on February 4, 2028.

10

EXPRO LTD

2018 MANAGEMENT INCENTIVE PLAN

UK SUB-PLAN

Adopted effective February 5, 2018

Amended and Restated Effective July 13, 2026

This UK subplan (the “UK Subplan”) was originally adopted in accordance with section 3(a)(x) of the Expro Group Holdings International Limited 2018 Management Incentive Plan, which was assumed by Expro Group Limited together with the UK Subplan any outstanding Incentive Plan Awards, and amended and renamed, in connection with the Merger, and then assumed by the Company, and amended and restated, in connection with the Redomiciliation, and was renamed the Expro Ltd 2018 Management Incentive Plan (the “Plan”). The purpose of the UK Sub-Plan is to provide for alterations and amendments to the Plan in respect of its operation in the United Kingdom so as to facilitate the grant of awards thereunder to United Kingdom employees. Unless otherwise stated below, defined terms and expressions used in the UK Sub-Plan shall have the same meaning given to them in the Plan.

The provisions of the Plan shall apply to the provisions of the UK Sub-Plan except where expressly varied herein. References to Sections in the UK Sub-Plan are references to Sections of the Plan. In the event of any discrepancy between the provisions of the Plan and the provisions of the UK Sub-Plan, the provisions of the UK Sub-Plan shall take precedence.

The grant of awards to Employees in the UK will be implemented in accordance with the Rules of the Plan (as amended by this Sub-Plan) and the terms and conditions of the UK Award Agreement(s) attached as annexures to this Sub-Plan (as amended by the Committee in its absolute discretion from time to time).

Awards may be granted in accordance with such provisions as would be applicable if the provisions of the Plan were here set out in full, subject to the following modifications:

1.	Section 1 – Introduction

Section 1 shall be amended to read as follows:

SECTION 1. The purposes of this Expro Ltd 2018 Management Incentive Plan and the UK sub-plan (as they may be amended from time to time, the “Plan”) are to promote the interests of Expro , an exempted company incorporated under the laws of the Cayman Islands, and its Related Affiliates and subsidiaries (individually, and collectively, the “Company”) by (i) attracting and retaining top talent and (ii) increasing the interests of Participants through participation in the growth in value of the Company through the issuance of performance-based incentives.

As consideration for the provision of certain services to the Company by Participants, the Company shall grant Incentive Plan Awards to Participants as it deems appropriate pursuant to the terms and conditions of the Plan and the applicable Grant Agreement.

11

2.	SECTION 2 – DEFINITIONS

A new definition of “Employee” shall be added to Section 2 as follows:

“Employee” means a bona fide employee of the Company, a Parent or Related Affiliate.

A new definition of “Parent” in Section 2 shall be added as follows:

“Parent” shall mean a holding company of the Company for the purposes of section 1166 of the United Kingdom Companies Act 2006. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

The definition of “Related Affiliate” in Section 2 shall be amended by the addition of the words shown underlined below:

“Related Affiliate” shall mean a business or entity that is, directly or indirectly, controlled by the Company provided that such business or entity is a subsidiary of the Company for the purposes of section 1166 of the United Kingdom Companies Act 2006. A business or entity that attains the status of a Related Affiliate on a date after the adoption of the Plan shall be considered a Related Affiliate commencing as of such date.

3.	Section 6 – ELIGIBILITY

Section 6 (Eligibility) of the Plan shall be amended to read as follows:

Section 6 (Eligibility) – Only Employees shall be eligible to participate in the Plan. For each Performance Period the Committee shall determine which Employees shall participate in the Plan. At any time, including during a Performance Period, the Committee may add additional Participants as it deems appropriate for the Performance Period.

4.	New Section 9 – FATCA

A new Section 9 shall be added as follows:

Section 9 – FATCA

By participating in the Plan, each Participant agrees to give all such assistance and representations and supply or procure to be supplied (including by way of updates) all such information and execute and deliver (or procure the execution and delivery of) all such documents that the Company requests in writing for the purpose of enabling any of the Company, a Parent, a Related Affiliate or their Employer (if different) to comply with the Foreign Account Tax Compliance Act (“FATCA”), any exchange of information agreement (“IGA”) or any similar, equivalent or related applicable laws, rules or regulations in any jurisdiction. Each Participant further agrees and authorizes any of the Company, a Parent, a Related Affiliate or their Employer (if different) to disclose such information to any governmental authorities (including, but not limited to, Her Majesty’s Revenue & Customs in the United Kingdom and the Internal Revenue Service in the USA) if it is required to be disclosed pursuant to FATCA, any IGA or any similar, equivalent or related applicable laws, rules or regulations.

12

5.	New Section 10 – DATA PROTECTION

A new Section 10 shall be added as follows:

Section 10 - Data Protection

10.1 The holding and processing of data relating to Participants (including personal data) in relation to or in connection with the Plan will be in accordance with the Company’s privacy notice, a copy of which can be found [Insert link]. This will include the disclosure of such data (even outside the European Economic Area) to:

(a)	the Employer or any Related Affiliate;

(b)	any possible purchaser of the Employer or its business or any Related Affiliate or its business;

(c)	any actual or potential finance provider of the Employer or any Related Affiliate;

(d)	any shareholders in the Company, the Employer or any Related Affiliate,

(and, in each case, to the employees, directors, officers and advisers of the same).

10.2 By participating in the Plan, each Participant further agrees to give all such assistance and supply or procure to be supplied (including by way of updates) all such information and to execute and deliver (or procure the execution and delivery of) all such documents that the Company or any Related Affiliate may require to enable it to comply with the Foreign Account Tax Compliance Act (FATCA), any exchange of information agreement (IGA) or any similar, equivalent or related laws, rules or regulations in any jurisdiction. By participating in the Plan each Participant agrees and authorises the Company or any Related Affiliate to disclose such information to any governmental authorities in any jurisdiction (including HM Revenue & Customs in the UK and the Internal Revenue Service in the USA) if it is required to be disclosed pursuant to FATCA, any IGA or any similar, equivalent or related laws, rules or regulations.

6.	SECTION 9 – General Provisions

Section 9 of the Plan (General Provisions) shall become Section 11 of the Plan and all cross-references shall be construed accordingly.

13